UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Tristar Acquisition I Corp.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Titles of Class of Securities)

G9074V122

(CUSIP Number)

October 18, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9074V122	SCHEDULE 13G	Page 2 of 5

1	NAMES OF REPORTING PERSONS
Cable One, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,313,333 (1)

	6	SHARED VOTING POWER
- 0 -

	7	SOLE DISPOSITIVE POWER
2,313,333 (1)

	8	SHARED DISPOSITIVE POWER
- 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,313,333 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.98% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Aggregate amount beneficially owned by Cable One, Inc. (“Cable One” or the “Reporting Person”) consists of (i) 1,980,000 of Class A ordinary shares (the “Class A Shares”) of Tristar Acquisition I Corp. (the “Issuer”) acquired in connection with the closing of the Issuer’s initial public offering on October 18, 2021 and (ii) 333,333 Class B ordinary shares (the “Class B Shares”), which are automatically convertible into Class A Shares at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-255009).

(2)
Percentage of class that may be deemed to be beneficially owned by the Reporting Person is based on the quotient obtained by dividing (A) the aggregate number of shares beneficially owned by the Reporting Person by (B) the sum of the (x) 20,000,000 Class A Shares outstanding on October 18, 2021 and (y) 5,750,000 Class B Shares outstanding on October 18, 2021.

CUSIP No. G9074V122	SCHEDULE 13G	Page 3 of 5

Item 1(a)	Name of Issuer:

Tristar Acquisition I Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2870 Peachtree Road, NW, Suite 509, Atlanta, Georgia 30305

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed on behalf of Cable One, Inc., a Delaware Corporation (referred to herein as “Cable One” or the “Reporting Person”).

Neither the present filing nor anything contained herein shall be construed as an admission that Cable One constitutes a “person” for any purposes other than Section 13(d) of the Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of Cable One is 210 E. Earll Drive, Phoenix, Arizona 85012.

Item 2(c).	Citizenship:

See responses to Item 4 on cover page.

Item 2(d).	Titles of Classes of Securities:

Class A ordinary shares, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

G9074V122

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

Not Applicable.

Item 4.	Ownership

The following information is provided as of October 27, 2021.

(a)	Amount beneficially owned:

	(i)	2,313,333 Class A ordinary shares.

(b)	Percent of class:

	(i)	8.98% for the Reporting Person.

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 20,000,000 Class A Shares and 5,750,000 Class B Shares outstanding on October 18, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 22, 2021.

CUSIP No. G9074V122	SCHEDULE 13G	Page 4 of 5

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

2,313,333 Class A ordinary shares.

(ii)	Shared power to vote or to direct the vote:

0 Class A ordinary shares.

(iii)	Sole power to dispose or to direct the disposition of:

2,313,333 Class A ordinary shares.

(iv)	Shared power to dispose or to direct the disposition of:

0 Class A ordinary shares.

Cable One acquired 1,980,000 units of the Issuer’s securities (“Units”) in the Issuer’s initial public offering, with each Unit consisting of one Class A Share and one-half of a warrant to purchase one Class A Share. By virtue of holding the Units, Cable One directly holds 1,980,000 Class A Shares.

In connection with the closing of the Issuer’s initial public offering, Cable One also acquired 333,333 of the Issuer’s Class B Shares, which are automatically convertible into Class A Shares at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-255009).

In addition, by virtue of holding the Units, Cable One also directly holds warrants to purchase 990,000 Class A Shares (“Warrants”).  The Warrants have an exercise price of  $11.50 per Class A Share and are exercisable on the later of 30 days after the completion of the Issuer’s initial business combination or 12 months from the closing of the Issuer’s initial public offering, and will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or the Issuer’s liquidation.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. G9074V122	SCHEDULE 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2021

Cable One, Inc.

By:	/s/ Peter N. Witty
	Name:	Peter N. Witty
	Title:	Senior Vice President, General Counsel and Secretary